SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2

 (Amendment No. 13)1

BCSB Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

055367 10 6
(CUSIP Number)

December 31, 2011
 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           ☒   Rule 13d-1(b)

           ☐         Rule 13d-1(c)

           ☐     Rule 13d-1(d)

______________________

1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

CUSIP NO. 055367 10 6	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS: BCSB Bancorp, Inc. Employee Stock Ownership Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 180,437
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 180,437
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,437
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.66% (1)
12	TYPE OF REPORTING PERSON EP
(1) Based on 3,188,665 shares of common stock outstanding as of December 31, 2011.

CUSIP NO. 055367 10 6	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS: Ernest A. Moretti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 10,379 (1)
	6	SHARED VOTING POWER 183,474 (2)
	7	SOLE DISPOSITIVE POWER 8,078
	8	SHARED DISPOSITIVE POWER 183,474 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,853
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.07% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 2,969 shares subject to options which are exercisable within 60 days and 2,301 shares of unvested restricted stock over which Mr. Moretti has sole voting power but no dispositive power.
(2)
Consists of 180,437 shares held by the BCSB Bancorp, Inc. Employee Stock Ownership Plan Trust (the “ESOP Trust”), of which the reporting person serves as a trustee.  Mr. Moretti may be deemed to have beneficial ownership of the ESOP Trust shares.  Mr. Moretti disclaims beneficial ownership of all shares held by the ESOP Trust.  The amount also includes 3,037 shares held in Mr. Moretti’s Deferred Compensation Plan account over which he has a direct pecuniary interest as a participant in the Deferred Compensation Plan.

(3)	Assumes options to acquire 2,969 shares have been exercised. Based on 3,188,665 shares of common stock outstanding as of December 31, 2011.

CUSIP NO. 055367 10 6	13G/A	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS: William J. Kappauf, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,695 (1)
	6	SHARED VOTING POWER 256,543 (2)
	7	SOLE DISPOSITIVE POWER 7,394
	8	SHARED DISPOSITIVE POWER 256,543 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,238 (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.34% (4)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 5,075 shares subject to options which are exercisable within 60 days and 2,301 shares of unvested restricted stock over which Mr. Kappauf has sole voting power but no dispositive power.
(2)
Includes 180,437 shares held by the ESOP Trust, 58,663 shares held by the BCSB Bancorp, Inc. Deferred Compensation Plan Trust (the “DCP Trust”) and 17,443 shares held by the Baltimore Savings Bank Foundation, Inc. (the “Foundation”), of which the reporting person serves as a trustee.  Mr. Kappauf may be deemed to have beneficial ownership of the ESOP Trust shares, the DCP Trust shares and the Foundation shares.  Mr. Kappauf disclaims beneficial ownership of all shares held by the ESOP Trust and the Foundation.  With respect to the DCP Trust, Mr. Kappauf disclaims beneficial ownership of all shares held by the DCP Trust, except for the 3,675 shares over which he has a direct pecuniary interest as a participant in the Deferred Compensation Plan.

(4)	Assumes options to acquire 5,075 shares have been exercised. Based on 3,188,665 shares of common stock outstanding as of December 31, 2011.

CUSIP NO. 055367 10 6	13G/A	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS: Michael J. Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 35,326 (1)
	6	SHARED VOTING POWER 200,829 (2)
	7	SOLE DISPOSITIVE POWER 33,025
	8	SHARED DISPOSITIVE POWER 200,829 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,155
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.39% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 5,075 shares subject to options which are exercisable within 60 days and 2,301 shares of unvested restricted stock over which Mr. Klein has sole voting power but no dispositive power.
(2)
Includes 180,437 shares held by the ESOP Trust and 17,443 shares held by the Foundation, of which the reporting person serves as a trustee, and as to which shares Mr. Klein may be deemed to have beneficial ownership.  Mr. Klein disclaims beneficial ownership of all shares held by the ESOP Trust and the Foundation.  The amount also includes 2,949 shares held in Mr. Klein’s Deferred Compensation Plan account over which he has a direct pecuniary interest as a participant in the Deferred Compensation Plan.

(3)	Assumes options to acquire 5,075 shares have been exercised. Based on 3,188,665 shares of common stock outstanding as of December 31, 2011.

Page 6 of 9 Pages

Securities and Exchange Commission
Washington, D.C.  20549

Item 1(a).       Name of Issuer: BCSB Bancorp, Inc.

Item 1(b).       Address of Issuer’s Principal Executive Offices:

4111 East Joppa Road, Suite 300
Baltimore, Maryland 21236

Item 2(a).       Name of Person(s) Filing:

The reporting persons are: the BCSB Bancorp, Inc. Employee Stock Ownership Plan (“ESOP”); Ernest A. Moretti, who serves as a trustee of the ESOP Trust; William J. Kappauf, Jr. who serves as a trustee of the ESOP Trust, the BCSB Bancorp, Inc. Deferred Compensation Plan Trust (the “DCP Trust”) and the Baltimore County Savings Bank Foundation, Inc. (the “Foundation”); and Michael J. Klein who serves as a trustee of the ESOP Trust and the Foundation.

Item 2(b).       Address of Principal Business Office or, if None, Residence:

Same as Item 1(b) for all reporting persons.

Item 2(c).      Citizenship:

See Row 4 of the second part of the cover page provided for each reporting person.

Item 2(d).       Title of Class of Securities: Common Stock, par value $0.01 per share.

Item 2(e).       CUSIP Number:  055367 10 6

Item 3.            If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Items (a), (b), (c), (d), (e), (g), (h), (i), (j) and (k) hereof are not applicable.  This amended Schedule 13G is being filed on behalf the ESOP identified in Item 2(a), filing under the 3(f) classification, and by of each of the reporting persons, filing pursuant to §13d-1(c) and applicable SEC no-action letters.  Exhibit A discloses the relationship between all persons who are parties to this filing.

  Page 7 of 9 Pages

Item 4.           Ownership.

(a)	Amount Beneficially Owned: See Row 9 of the second part of the cover page provided for each reporting person.

(b)	Percent of Class: See Row 11 of the second part of the cover page provided for each reporting person.

(c)	Number of Shares as to Which Such Person Has: See Rows 5, 6, 7, and 8 of the second part of the cover page provided for each reporting person.

Item 5.         Ownership of Five Percent or Less of A Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

BCSB Bancorp Inc. Employee Stock Ownership Plan:	☐
Michael J. Klein:	☐
William J. Kappauf, Jr.:	☐
Ernest A. Moretti:	☐

Item 6.                        Ownership of More Than Five Percent on Behalf of Another Person.

The ESOP Committee has the power to determine whether dividends on allocated shares that are paid to the ESOP trust are distributed to participants or are used to repay the ESOP loan.

Item 7.                        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.

Item 8.                        Identification and Classification of Members of the Group.

Not applicable.

Item 9.                        Notice of Dissolution of Group.

Not applicable.

Page 8 of 9 Pages

Item 10.  Certification.

By signing below, each signatory in the capacity of a Trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below, each signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BCSB Bancorp, Inc. Employee Stock Ownership Plan

By Its Trustees:

/s/ Ernest A. Moretti	February 13, 2012
Ernest A. Moretti, as Trustee

/s/ William J. Kappauf, Jr.	February 13, 2012
William J. Kappauf, Jr., as Trustee

/s/ Michael J. Klein	February 13, 2012
Michael J. Klein, as Trustee

/s/ Ernest A. Moretti	February 13, 2012
Ernest A. Moretti, as an Individual Stockholder

/s/ William J. Kappauf, Jr.	February 13, 2012
William J. Kappauf, Jr., as an Individual Stockholder

/s/ Michael J. Klein	February 13, 2012
Michael J. Klein, as an Individual Stockholder

Exhibit A

The assets of the ESOP Trust, DCP Trust and the Foundation are held in trust by the Trustees, who have a fiduciary duty to act in the best interests of each Trust’s respective beneficiaries. In their respective capacities as Trustees of the ESOP Trust, DCP Trust and the Foundation, the Trustees generally hold all shares of the Issuer’s common stock for the benefit of the beneficiaries of the respective Trusts.

Exhibit 99

AGREEMENT RELATING TO FILING OF
JOINT STATEMENT PURSUANT TO
RULE 13d-1(k) UNDER THE
SECURITIES ACT OF 1934, AS AMENDED

The undersigned agree that Amendment No. 13 to the Statement on Schedule 13G/A to which this Agreement is attached is filed on behalf of each of them.

Date:  February 13, 2012

BCSB Bancorp, Inc. Employee Stock Ownership Plan

By Its Trustees:

/s/ Ernest A. Moretti	February 13, 2012
Ernest A. Moretti, as Trustee

/s/ William J. Kappauf, Jr.	February 13, 2012
William J. Kappauf, Jr., as Trustee

/s/ Michael J. Klein	February 13, 2012
Michael J. Klein, as Trustee

/s/ Ernest A. Moretti	February 13, 2012
Ernest A. Moretti, as an Individual Stockholder

/s/ William J. Kappauf, Jr.	February 13, 2012
William J. Kappauf, Jr., as an Individual Stockholder

/s/ Michael J. Klein	February 13, 2012
Michael J. Klein, as an Individual Stockholder